COASTAL FINANCIAL CORPORATION

5415 Evergreen Way

Everett, WA 98203

February 13, 2025

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Shannon Davis and Michael Volley

Re:	Coastal Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
Response dated January 24, 2025
File No. 001-38589

Dear Ms. Davis and Mr. Volley:

Set forth below is the response of Coastal Financial Corporation (the “Company” or “we”), to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated January 30, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the Company’s response, dated January 24, 2025, to the Staff’s prior letter dated December 20, 2024. For your convenience, we have reproduced the text of the Staff’s comments in bold text followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Concentrations of Credit Risk, page 7

1.	Staff’s Comment:

We note your response to prior comment 4. We note that CCBX credit enhancement asset totaled $167 million at September 30, 2024 and BaaS credit enhancement income totaled $211 million for the nine months ended September 30, 2024 and appears to be material to your financial statements. Please revise future filings, in the Business section and/or other sections as appropriate, to provide a roll forward of the CCBX credit enhancement asset for each period presented, including increases related to expected losses recognized in the allowance for credit losses, reductions due to payments received, reductions due to credit loss recoveries, and any other adjustments with appropriate discussion or tell us why you do not believe this information is material. Additionally, please revise future filings to more clearly discuss when a payment is due from the CCBX partner (e.g., when the receivable is charged off) and the contractual terms related to the timing of the payment from the CCBX partner (e.g., 30 days after charge-off, etc.).

Response:

The Company respectfully acknowledges the Staff’s comment and will include the requested information in future filings.

Noninterest Income, page 66

2.	Staff’s Comment:

We note your response to prior comment 10. Please revise future filings to disclose and discuss any internal performance measures related to the BaaS program that you develop.

Response:

The Company respectfully acknowledges the Staff’s comment. As previously noted, no specific internal performance measures related to BaaS program income are currently used by management. We will include in future filings a discussion about any such internal performance measures that we develop going forward.

Please do not hesitate to call me at (425) 357-3687 if you have any questions or require any additional information.

Sincerely,

/s/ Joel Edwards
Joel Edwards
Executive Vice President and Chief Financial Officer

Cc:	Michael Reed, Covington & Burling LLP
(212) 841-1204
MReed@cov.com